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                              May 27, 2022

       Christine Sheehy
       Chief Financial Officer
       Coeptis Therapeutics Inc.
       105 Bradford Rd, Suite 420
       Wexford, Pennsylvania 15090

                                                        Re: Coeptis
Therapeutics Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            File No. 000-56194

       Dear Ms. Sheehy:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Note 3. License Right, page F-10

   1. Pursuant to the agreements entered into with VyGen-Bio, Inc. to jointly develop and commercialize two
Vy-Gen product candidates, you paid $1,750,000 and issued
                                                        promissory notes
totaling $3,250,000 to Vy-Gen. You also capitalized $5,000,000 to be amortized over a
five-year period in which the CD38 Assets are expected to contribute to future cash flows. In
regards to the accounting for these CD38 assets which are reflected as Co-Development
Options on your balance sheet, please tell us what consideration you gave to the accounting
guidance in ASC 730-10-25-2. Specifically address what
                                                        consideration you gave
as to whether these assets have alternative future use. Finally, tell us the development
status of the CD38 assets and the progress towards approval in the country/countries in
which the CD38 assets are intended to be sold. Confirm that you will provide detailed
disclosures in the Business section pursuant to Item 101 of Regulation S-
                                                        K regarding the status
of the research and development of the CD38 assets.
                                                        In closing, we remind
you that the company and its management are responsible for the
 Christine Sheehy
Coeptis Therapeutics Inc.
May 27, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nudrat Salik at (202) 551-3692 or Tracey Houser at (202) 551-3736
with any questions.



FirstName LastNameChristine Sheehy                        Sincerely,
Comapany NameCoeptis Therapeutics Inc.
                                                          Division of
Corporation Finance
May 27, 2022 Page 2                                       Office of Life
Sciences
FirstName LastName